This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933, as amended. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or state where such an offer would not be permitted.
Subject to Completion
 Dated September 24, 2024
Preliminary Pricing Supplement (To the Prospectus Supplement dated March 4, 2022 and the Prospectus dated March 4, 2022) [•], 2024	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-262557

The Toronto-Dominion Bank $__________________ Fixed-to-Floating Rate Notes, due September 30, 2026
•	The notes are senior unsecured debt securities issued by The Toronto-Dominion Bank (“TD”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The notes will mature on September 30, 2026. At maturity, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•
Interest will be paid quarterly on the last calendar day of each March, June, September and December, commencing on December 31, 2024, with the final interest payment date occurring on the maturity date.

•	The notes will accrue interest quarterly at the following per annum rates, calculated using the day count fraction specified below:
•	For the first 3 months: 5.60%
•
Thereafter: The Secured Overnight Financing Rates (“SOFR”), compounded daily, as discussed further herein (“Compounded SOFR”), plus the spread of 0.60%. If a daily SOFR value is negative, the interest rate for the relevant interest period will be computed giving effect to the negative rate. A negative daily SOFR value will reduce the interest rate for the relevant interest period to a rate that is less than 0.60%, but in no event will the interest rate for an interest period be less than 0.00%

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed or displayed on any securities exchange or any electronic communications network.
•	The CUSIP number for the notes is 89114XG56
•	The Pricing Date is September 26, 2024.
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price(1)	100.00%	$
Underwriting Discount(1)(2)	Up to 0.45%	$
Proceeds (before expenses) to TD	At least 99.55%	$
(1)
The Agents may purchase the notes for sale to certain fee-based advisory accounts and may forgo some or all of their selling concessions, fees or commissions with respect to such sales. The public offering price for investors purchasing the notes in these accounts may be as low as $997.50 (99.75%) per $1,000 in principal amount of the notes with respect to such sales. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2)
TD Securities (USA) LLC (“TDS”) will receive a commission of up to $4.50 (0.45%) per $1,000 in principal amount of the notes and will allow a portion of that amount to BofA Securities, Inc. (“BofAS”) in connection with the distribution of the notes. The total “Underwriting Discount” and “Proceeds (before expenses) to TD” to be specified above will reflect the aggregate of the underwriting discounts for the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

The notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See “Description of the Debt Securities―Special Provisions Related to Bail-inable Debt Securities”, “Canadian Bank Resolution Powers” and “Risk Factors—Risks Related to the Bail-inable Debt Securities” in the accompanying prospectus.
The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not insured by the Canada Deposit Insurance Corporation (the “CDIC”), the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS- 7 of this pricing supplement, page S-4 of the accompanying prospectus supplement, and page 1 of the accompanying prospectus.
None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company (“DTC”)on the Issue Date against payment in immediately available funds.
Prospectus Supplement dated March 4, 2022 and Prospectus dated March 4, 2022

BofA Securities	TD Securities (USA) LLC

SUMMARY OF TERMS
This pricing supplement supplements the terms and conditions in the prospectus, dated March 4, 2022, as supplemented by the prospectus supplement, dated March 4, 2022 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.
• Issuer:	The Toronto-Dominion Bank (“TD”)
• Issue:	Senior Debt Securities, Series D
• Title of the Series:	Fixed-to-Floating Rate Notes, due September 30, 2026
• Aggregate Principal Amount Initially Being Issued:	$
• CUSIP No.	89114XG56
• Agents:	BofA Securities, Inc. (“BofAS”) and TD Securities (USA) LLC (“TDS”)
• Currency:	U.S. Dollars
• Pricing Date:	September 26, 2024
• Issue Date:
September 30, 2024, which is the second DTC settlement day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one DTC settlement day (“T+1”), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes in the secondary market on any date prior to one DTC settlement day before delivery of the notes will be required, by virtue of the fact that each note initially will settle in two DTC settlement days (“T+2”), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

• Maturity Date:	September 30, 2026. If the maturity date is not a business day, the principal amount will be paid on the on the next business day.
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Interest Rate:
The notes will accrue interest at the fixed interest rate for the first quarterly interest period (such period, the “fixed interest period”) and thereafter at the floating interest rate, subject to the interest floor (such period, the “floating interest period”).

• Interest Period:
For each interest payment date, the quarterly period from, and including, the previous interest payment date (or the issue date in the case of the first interest payment date) to, but excluding, the applicable interest payment date (or the maturity date in the case of the final interest payment date), in each case, without any adjustment in the event an interest payment date is postponed.

• Fixed Interest Rate:	5.60% per annum
• Floating Interest Rate:	The Benchmark for the related Interest Period plus the Spread, provided that the floating interest rate will not be less than the interest floor.

If a daily SOFR value is negative as of any day during the applicable Interest Period, then the floating interest rate for that Interest Period will be computed using the negative rate, subject to the interest floor.

• Benchmark:
Initially, Compounded SOFR, provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” will mean the applicable Benchmark Replacement as discussed further in the accompanying prospectus supplement under “Descriptions of the Notes We May Offer — SOFR Notes — Effect of Benchmark Transition Event”.

• Compounded SOFR:
The compounded average of daily SOFR as determined for each interest period during the floating interest period, calculated in the manner described herein under “Description of the Benchmark — Compounded SOFR”, or in such other manner or based on such other rate or methodology as discussed further herein under “— SOFR” and “Descriptions of the Notes We May Offer — SOFR Notes” in the accompanying prospectus supplement.

• SOFR:
(A)            as of any U.S. Government Securities Business Day in an interest period (other than the last four U.S. Government Securities Business Days):
(i)   the Secured Overnight Financing Rate as of 5:00 p.m. (New York time) for trades made on such U.S. Government Securities Business Day, as published on the Federal Reserve’s Website (as defined below) on the U.S. Government Securities Business Day immediately following such day. The Secured Overnight Financing Rate is published by the Federal Reserve Bank of New York (the “Federal Reserve”) every U.S. Government Securities Business Day at approximately 8:00 a.m. (New York time) for trades made on the immediately preceding U.S. Government Securities Business Day and may be revised until 2:30 p.m. (New York time);
(ii)    if by 5:00 p.m. (New York time) on the U.S. Government Securities Business Day immediately following such day, the rate specified in (i) above is not published on the Federal Reserve’s Website and both a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined herein under “Description of the Benchmark”) have not occurred, the Secured Overnight Financing Rate published on the Federal Reserve’s Website for the first preceding U.S. Government Securities Business Day on which the Secured Overnight Financing Rate was published thereto;
(iii)  if both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, then for any U.S. Government Securities Business Day occurring after the Benchmark Replacement Date, a rate determined by the Calculation Agent based on the Benchmark Replacement and any corresponding Benchmark Replacement Adjustment; and
(B)         for each of the last four U.S. Government Securities Business Days of each interest period, SOFR as of the U.S. Government Securities Business Day immediately preceding the first of such four days.

The “Federal Reserve’s Website” means the website of the Federal Reserve, currently at newyorkfed.org or any successor website. See “Description of the Benchmark” herein for additional information regarding the Benchmark.

• Spread:	60 basis points (0.60%)
• Interest Floor:	0.00%
• Day Count Fraction:
30/360
For the avoidance of doubt, each month is deemed to have 30 days and each year is deemed to have 360 days.  Therefore, each quarterly interest period will be deemed to have 90 days and each year will be deemed to have 360 days.

• Interest Payment Dates:	Quarterly, on the last calendar day of each March, June, September and December, commencing on December 31, 2024, with the final interest payment date occurring on the maturity date.
• Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City.
• U.S. Government Securities Business Day:
Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

• U.S. Tax Treatment:	The notes should be treated for U.S. federal income tax purposes as variable rate debt instruments, as discussed further herein under “Material U.S. Federal Income Tax Consequences”.
• Canadian Tax Treatment:
Please see the discussion in the prospectus under “Tax Consequences—Canadian Taxation”, which applies to the notes. In addition to the assumptions, limitations and conditions described therein, such discussion assumes that no amount paid or payable to a Non-resident Holder in respect of the notes will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Canadian Tax Act (as defined in the prospectus) contained in rules governing hybrid mismatch arrangements (the “Hybrid Mismatch Rules”). We will not pay any additional amounts as a result of any withholding required by reason of the Hybrid Mismatch Rules.

• Calculation Agent:	TD
• Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.
• Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Description of the Debt Securities—Forms of the Debt Securities” and “Ownership, Book-Entry Procedures and Settlement” in the prospectus.

• Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” above and the terms appearing under the caption “Description of the Notes We May Offer” in the prospectus supplement, as modified by this pricing supplement.

• ERISA Considerations:	See “ERISA Considerations” beginning on PS-22 of this pricing supplement.
• Canadian Bail-in Powers:
The notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See “Description of the Debt Securities―Special Provisions Related to Bail-inable Debt Securities”, “Canadian Bank Resolution Powers” and “Risk Factors—Risks Related to the Bail-inable Debt Securities” in the accompanying prospectus for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

• Agreement with Respect to the Exercise of Canadian Bail- in Powers:
By its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to (i) agree to be bound, in respect of the notes, by the CDIC Act, including the conversion of the notes, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the notes, any other law that governs the notes and any other agreement, arrangement or understanding between that holder or beneficial owner and TD with respect to the notes.
Holders and beneficial owners of notes will have no further rights in respect of their bail-inable debt securities to the extent those bail-inable debt securities are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to irrevocably consent to the converted portion of the principal amount of that note and any accrued and unpaid interest thereon being deemed paid in full by TD by the issuance of common shares of TD (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.
See “Description of the Debt Securities―Special Provisions Related to Bail-inable Debt Securities”, “Canadian Bank Resolution Powers” and “Risk Factors—Risks Related to the Bail-inable Debt Securities” in the accompanying prospectus for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

The issue date and all other dates listed above are subject to change. These dates, including the pricing date, will be set forth in the final pricing supplement that will be made available in connection with sales of the notes.

Certain terms used and not defined in this document have the meanings ascribed to them in the accompanying prospectus supplement and the accompanying prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to The Toronto-Dominion Bank.

We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.
Structure- and Credit-related Risks
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.
Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
The notes will be subject to risks, including conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of TD or any of its affiliates, under Canadian bank resolution powers. Under Canadian bank resolution powers, the CDIC may, in circumstances where TD has ceased, or is about to cease, to be viable, assume temporary control or ownership of TD and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of TD, and the power to carry out or cause TD to carry out a transaction or a series of transactions the purpose of which is to restructure the business of TD. If the CDIC were to take action under the Canadian bank resolution powers with respect to TD, this could result in holders or beneficial owners of the notes being exposed to losses and conversion of the notes in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of TD or any of its affiliates.
As a result, you should consider the risk that you may lose all or part of your investment, including the principal amount plus any accrued interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding notes, or common shares of TD or any of its affiliates into which the notes are converted, may be of little value at the time of a bail-in conversion and thereafter. See “Description of the Debt Securities―Special Provisions Related to Bail-inable Debt Securities”, “Canadian Bank Resolution Powers” and “Risk Factors—Risks Related to the Bail-inable Debt Securities” in the accompanying prospectus for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.
Because the notes accrue interest at a fixed rate during the fixed interest period, the amount of interest payable on your notes on the interest payment date during the fixed interest period may be below market interest rates. Because interest payable on your notes during the fixed interest period accrues at a fixed rate, there can be no guarantee that the interest you will receive the interest payment date during the fixed interest period will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the fixed interest rate relative to market interest rates before investing, and be willing to forgo market interest rates during the fixed interest period.
Because the notes accrue interest at the floating interest rate during the floating interest period, you may receive a lesser interest rate during such period relative to that of the fixed interest period. The interest payable on the notes during the floating interest period, if any, will accrue at the floating interest rate, which could be as low as the interest floor of 0.00%. The Benchmark on which the floating interest rate is based will vary and there will be significant risks not associated with a conventional fixed-rate debt security. These risks include fluctuation of the Benchmark and the possibility that the floating interest rate on the notes will decrease to a rate that may be less than the fixed interest rate and may be as low as the interest floor of 0.00%.
After the fixed interest period, the amount of each interest payment on an interest payment date is variable and may be as low as the interest floor. Following the fixed interest period, you will receive interest on the applicable interest payment date based on a rate per annum equal to the floating interest rate. While the interest rate applicable to each interest payment date after the fixed interest period will fluctuate because it is based on the floating interest rate, the interest rate for any interest payment date during the floating interest period will not be less than the interest floor of 0.00%. If the Benchmark is less than or equal to zero, it may cause the floating interest rate for the applicable interest payment date during the floating interest period to be less than the spread and possibly as low as the interest floor, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential interest payments payable on the notes as compared to that of our or other similar debt securities of a comparable maturity. Therefore, SOFR and the floating interest rate and the value of, and interest payable on, the notes, may be volatile and will be affected by a number of factors. SOFR, and therefore the floating interest rate and the value of the notes, is subject to volatility due to a variety of factors, including but not limited to:
•	interest and yield rates in the market;
•	general economic conditions;
•	policies of the U.S. Federal Reserve Board regarding interest rates;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•
geopolitical conditions and economic, financial, political, regulatory, judicial, military, public health or other events (including public health crises and pandemics) that affect markets and interest rates generally and that may affect SOFR; and

•	the time remaining to the maturity of the notes.
The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower SOFR will result in the floating interest rate decreasing, but in no case will the floating interest rate be less than the interest floor.
Floating interest rate-related Risks
Changes in the Federal Reserve’s methods pursuant to which SOFR is determined may adversely affect the value of, and return on, the notes. SOFR is published by the Federal Reserve based on data received from other sources (as described further herein under “Description of the Benchmark”). None of TDS, BofAS and our or their respective affiliates has any control over the determination, calculation or publication of SOFR and there can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders of the notes. Any change to the manner in which SOFR is calculated may result in a reduction of the value of, and return on, the notes. As described more fully herein under “Description of the Benchmark”, following a Benchmark Transition Event and its related Benchmark Replacement Date, the Benchmark will be based on an alternative rate and the Calculation Agent may make Spread Adjustments and Benchmark Replacement Conforming Changes, which may affect other terms of the notes, including the Spread, as described further herein under “Description of the Benchmark”. Additionally, because SOFR is relatively new, there may be a greater likelihood of changes to the methods pursuant to which it is determined than there would be if it had a longer publication history. Any such changes may adversely affect the value of, and return on, the notes.
There is limited historical data regarding SOFR and the future performance of SOFR cannot be predicted based on historical performance. The Federal Reserve began to publish SOFR in April 2018, though the Federal Reserve has also published indicative historical SOFR going back to August 2014. Investors should not rely on any historical changes or trends in SOFR (whether based on actual or indicative historical data). The future performance of SOFR cannot be predicted based on its past performance, and the level of SOFR during the term of the notes may bear little or no relation to the historical performance of SOFR. Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on the notes may fluctuate to a larger degree than floating-rate securities that are linked to less volatile rates.
Compounded SOFR for an interest period during the floating interest period may not reflect any subsequently published corrections to SOFR. The Federal Reserve publishes SOFR each U.S. Government Securities Business Day at approximately 8:00 a.m. (New York time) for trades made on the immediately preceding U.S. Government Securities Business Day. After publication, if (i) the Federal Reserve discovers errors in the transaction data or calculation process or additional transaction data becomes available and (ii) such errors or additional data would change the published SOFR by at least one basis point (0.01%), subject to change based on periodic review by the Federal Reserve, then the Federal Reserve will republish SOFR at approximately 2:30 p.m. (New York time) on that same day. The Federal Reserve will not revise published SOFR on any U.S. Government Securities Business Day after the original date of publication and, even if the Federal Reserve’s policy changed to permit revisions to SOFR after the initial publication date, such changes would not be reflected in the Calculation Agent’s determination of Compounded SOFR on a U.S. Government Securities Business Day under the notes because such determination is made as of 5:00 p.m. (New York time) on each U.S. Government Securities Business Day without regard to any subsequently published revisions.
The Benchmark, which is initially Compounded SOFR, may be replaced if SOFR ceases to be available, and that may have an adverse effect on the value of, and amounts payable on, the notes. The terms of the notes provide that if a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to SOFR, the floating interest rate will be determined using the next-available Benchmark Replacement. As described further below under “Description of the Benchmark”, these replacement rates and spreads may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of the Federal Reserve), (ii) ISDA or (iii) in certain circumstances, the Calculation Agent. In addition, the terms of the notes expressly authorize the Calculation Agent to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of interest rate during interest periods and the timing and frequency of determining rates and making payments of interest. The interests of the Calculation Agent in making any such determination may be adverse to your interests as a holder of the notes. The application of a Benchmark Replacement and Spread Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the floating interest rate and, therefore, could adversely affect the market value of, and any amounts payable on, the notes. There can be no assurance that the characteristics of any Benchmark Replacement will be similar to SOFR or the then-current Benchmark that it is replacing or that any Benchmark Replacement will produce the economic equivalent of SOFR or the then-current Benchmark that it is replacing.

Valuation- and Market-related Risks
We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transactions will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.
Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the Agent(s) or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.
The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.
We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that TDS, BofAS and our or their respective affiliates will act as a market-makers for the notes, but they are not required to do so. TDS, BofAS and our or their respective affiliates may discontinue their market-making activities as to the notes at any time. To the extent that TDS and BofAS engage in any market-making activities, they may bid for or offer the notes. Any price at which TDS, BofAS and our or their respective affiliates may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that each may respectively use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time TDS, BofAS and our or their respective affiliates were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.
Many economic and other factors will impact the market value of the notes.  The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:
•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates and SOFR, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events (including domestic or global health concerns) that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Conflict-related Risks
Trading, hedging and business activities by us, BofAS and our or their respective affiliates may create conflicts of interest with you. We, BofAS or our or their respective affiliates may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with BofAS or its affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.
In addition, in the ordinary course of their business activities, BofAS and its affiliates may hold and trade our or our affiliates’ debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. BofAS and its affiliates may also have lending or other capital markets relationships with us. In order to hedge such exposure, they may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates’ securities, including potentially the notes. Any such positions could adversely affect future trading prices of the notes.
We, BofAS or one or more of our or their affiliates may also, at present or in the future, publish research reports with respect to movements in SOFR, the floating interest rate or interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.
These trading, hedging and business activities may present a conflict of interest between your interest in the notes and the interests we, BofAS and our or their respective affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our or their management.
There are potential conflicts of interest between you and the calculation agent. We will serve as the calculation agent and may appoint a different calculation agent after the issue date without notice to you. The calculation agent will, among other things, determine the interest rate applicable to each interest period during the floating interest period and whether a Benchmark Transition Event and Benchmark Replacement Date have occurred, and the interest payments on the notes. If the calculation agent determines that a Benchmark Transition Event and Benchmark Replacement Date have occurred, it will determine, among other things, the Benchmark Replacement Conforming Changes. he calculation agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such decision.
Risks Relating to Canadian and U.S. Federal Income Taxation
Significant Aspects of the Tax Treatment of the Notes May Be Uncertain. The U.S. tax treatment of the notes may be uncertain. Please read carefully the section entitled “Material U.S. Federal Income Tax Consequences” below. You should consult your tax advisor about your tax situation.
For a discussion of the Canadian federal income tax consequences of investing in the notes, please see the discussion in the prospectus under “Tax Consequences—Canadian Taxation” and the further discussion herein under “Summary of Terms”. If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Description of the Benchmark
Information About SOFR
All disclosures contained herein regarding the initial Benchmark, including, without limitation, its make-up and method of calculation, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by Federal Reserve Bank of New York (the “Federal Reserve”). SOFR is published by the Federal Reserve, but the Federal Reserve has no obligation to continue to publish, and may discontinue publication of, SOFR. For a more complete discussion of SOFR, see the website of the Federal Reserve, currently at newyorkfed.org or any successor website of the Federal Reserve (the “Federal Reserve’s website”) and apps.newyorkfed.org/markets/autorates/sofr. Neither we nor the Agents accept any responsibility for the calculation, maintenance or publication of SOFR or any successor or replacement rate. None of the website references in the description below, or any materials included in those websites, are incorporated by reference into this pricing supplement.
The Secured Overnight Financing Rate (“SOFR”) is published by the Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The Federal Reserve reports that SOFR includes all trades in the “Broad General Collateral Rate” (as defined on the Federal Reserve’s Website), plus bilateral Treasury repurchase agreement transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”). SOFR is filtered by the Federal Reserve to remove a portion of the foregoing transactions considered to be “specials”, which are repurchases for specific-issue collateral, which take place at cash-lending rates below those for general collateral repurchases because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.
The Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon (“BNYM”) as well as General Collateral Finance repurchase agreement transaction data and data on bilateral Treasury repurchase transactions cleared through the FICC’s delivery-versus-payment service. The Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. SOFR is published at approximately 8:00 a.m. (New York time) on each U.S. Government Securities Business Day for trades made on the immediately preceding U.S. Government Securities Business Day. If the Federal Reserve discovers errors in the transaction data provided by either BNYM or DTCC, or in the calculation process, subsequent to the rate publication but on that same day, SOFR and accompanying summary statistics may be republished at approximately 2:30 p.m. (New York time). Similarly, if transaction data from BNYM or DTCC had previously not been available in time for publication, but became available later in the day, SOFR may be republished at approximately 2:30 p.m. (New York time). Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point (0.01%), though the Federal Reserve will review this revision threshold periodically and could modify it after any such review. The description of SOFR herein does not purport to be exhaustive.
Because the Secured Overnight Financing Rate is published by the Federal Reserve based on data received from other sources, none of TDS, BofAS and our or their respective affiliates has any control over its determination, calculation or publication. There can be no guarantee that the Secured Overnight Financing Rate will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes. If the manner in which the Secured Overnight Financing Rate is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes and the trading prices of the notes.
The Federal Reserve began publishing the Secured Overnight Financing Rate in April 2018. The Federal Reserve has also published historical indicative Secured Overnight Financing Rates going back to August 2014. Investors should not rely on any historical changes or trends in the Secured Overnight Financing Rate as an indicator of future changes in the Secured

Overnight Financing Rate. Also, since the Secured Overnight Financing Rate is relatively new, the notes are not expected to have established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for debt securities, like the notes, that reference SOFR, such as the spread over SOFR reflected in interest rate provisions, may evolve over time and, as a result, trading prices of the notes may be lower than those of later-issued debt securities that reference SOFR. Similarly, if the Secured Overnight Financing Rate does not prove to be widely used in securities like the notes, the trading price of the notes may be lower than those of notes linked to indices that are more widely used. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
SOFR
“SOFR”, as of any (A) U.S. Government Securities Business Day in an interest period (other than the last four U.S. Government Securities Business Days), means:
 (i)   the Secured Overnight Financing Rate as of 5:00 p.m. (New York time) for trades made on such U.S. Government Securities Business Day, as published on the Federal Reserve’s Website on the U.S. Government Securities Business Day immediately following such day. The Secured Overnight Financing Rate is published by the Federal Reserve every U.S. Government Securities Business Day at approximately 8:00 a.m. (New York time) for trades made on the immediately preceding U.S. Government Securities Business Day and may be revised until 2:30 p.m. (New York time);
(ii)   if by 5:00 p.m. (New York time) on the U.S. Government Securities Business Day immediately following such day, the rate specified in (i) above is not published on the Federal Reserve’s Website and both a Benchmark Transition Event and its related Benchmark Replacement Date (as defined below) have not occurred, the Secured Overnight Financing Rate published on the Federal Reserve’s Website for the first preceding U.S. Government Securities Business Day on which the Secured Overnight Financing Rate was published thereto;
(iii)  if both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, then for any U.S. Government Securities Business Day occurring after the Benchmark Replacement Date, the sum of the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date (such alternative, the “Unadjusted Benchmark Replacement”) and the Spread Adjustment (together with the Unadjusted Benchmark Replacement, the “Benchmark Replacement”):
a.       the alternative rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark;
b.          the ISDA Fallback Rate; or
c.        the alternative rate of interest that has been selected by the Calculation Agent as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time; and
(B) for each of the last four U.S. Government Securities Business Days of each interest period, SOFR as of the U.S. Government Securities Business Day immediately preceding the first of such four days.
All determinations with respect to the Benchmark will be made by the Calculation Agent. Following a Benchmark Replacement Date, the Calculation Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and any such changes shall become effective without consent from the holders of the notes or any other party.
Compounded SOFR
With respect to each interest period during the floating interest period, accrued interest will be paid based on the daily compounded interest calculated by multiplying the Principal

Amount of the notes by (i) the floating interest rate for the applicable Interest Period and (ii) the day count fraction calculated in accordance with the Day Count Fraction. The interest rate with respect to an interest payment date during the floating interest period is equal to the sum of the “Floating Interest Rate”, or “Compounded SOFR”, plus the Spread, subject to the interest floor. “Compounded SOFR” will be computed as follows:
“d0”, is the number of U.S. Government Securities Business Days in the applicable interest period during the floating interest period.
“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the applicable interest period during the floating interest period.
“SOFRi”, for any U.S. Government Securities Business Day “i” in an interest period during the floating interest period, is a reference rate equal to SOFR in respect of that day.
“ni” is the number of calendar days in the applicable interest period during the floating interest period from, and including, the U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day.
“d” is the number of calendar days in the applicable interest period during the floating interest period.

Historical Performance of SOFR
We obtained the information regarding the historical performance of SOFR below from Bloomberg Professional® service (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of SOFR should not be taken as an indication of its future performance.
SOFR has limited historical information available and, accordingly, an investment in notes based on that rate may involve greater risk than an investment in notes based on a more conventional reference interest rate or a rate with a more established record of performance. Additionally, SOFR has experienced significant fluctuations. Any historical upward or downward trend during any period shown below is not an indication that the interest payable on the notes during any Floating Interest Period is more or less likely to increase or decrease at any time.
On September 19, 2024, SOFR was 4.82%. The graph below sets forth the historical performance of SOFR from April 2, 2018 through September 19, 2024. Past performance of SOFR is not indicative of future performance of SOFR.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
General
The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the notes. This discussion replaces the federal income tax discussions in the prospectus supplement and the prospectus. The discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the notes. Persons considering the purchase of notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that is:
•	an individual who is a citizen or a resident of the U.S., for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S. or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a note that is:
•	a nonresident alien individual for federal income tax purposes;
•	a foreign corporation for federal income tax purposes; or
•	an estate or trust whose income is not subject to federal income tax on a net income basis.
An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. for U.S. federal income tax purposes by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only holders that purchase notes at initial issuance at the original issue price for U.S. federal income tax purposes, which is the price at which a substantial amount of the notes is sold to the public, and own notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. If you purchase the notes at other than initial issuance at the original issue price, you should consult your tax advisor concerning the tax consequences of your ownership of the notes.
This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the U.S.; retirement plans or other tax-exempt entities, or persons holding the notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the notes. Persons considering the purchase of notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any state, local or non-U.S. taxing jurisdiction.
U.S. Federal Income Tax Treatment of the Notes
While there is no authority that specifically addresses the U.S. federal income tax treatment of bail-inable debt securities such as the notes, the notes should be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that such notes are treated as indebtedness for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the “IRS”) could assert that the notes should be treated as equity for U.S. federal income tax purposes. Nevertheless, treatment of the notes as equity for U.S. federal income tax purposes should not result in inclusions of income that are materially different from notes that are treated as indebtedness. If the notes were treated as equity, it is unlikely that interest payments on the notes that are treated as dividends for U.S. federal income tax purposes would be treated as “qualified dividend income” for U.S. federal income tax purposes and, if such dividends were not treated as qualified dividend income, amounts treated as dividends would be taxed at ordinary income tax rates. You should consult with your tax advisor regarding the appropriate characterization of bail-inable debt securities for U.S. federal income tax purposes, and the U.S. federal income and other tax consequences of any bail-in conversion.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that the notes should be treated as debt for U.S. federal income tax purposes. Further, the notes should be treated as “variable rate debt instruments”. Whether the notes will be issued with original issue discount (“OID”), however, will depend upon the facts at the time of issuance of the notes.
Interest and Original Issue Discount
Whether the notes are issued with OID for U.S. federal income tax purposes will depend on the facts at the time that the notes are issued. If the notes are not treated as issued with OID (or are issued with only a de minimis amount of OID), then interest income generally will be taxable to you at the time it is received or accrued in accordance with your regular method of tax accounting.
If the notes are treated as issued with OID, you will be required to include OID as ordinary income under a constant yield method during your ownership of the notes, regardless of your normal method of accounting; accordingly, your taxable income in respect of the notes may exceed the cash interest payments you receive on the notes during one or more taxable years. The remainder of this section assumes that the notes are issued with OID.
In order to determine the amount of OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the notes. The amount of OID on the notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if you held the equivalent fixed rate debt instrument, subject to the adjustments to qualified stated interest (“QSI”) described below.

The equivalent fixed rate debt instrument is constructed in two steps: first, the Fixed Interest Rate is replaced with a “qualified floating rate” that would preserve the fair market value of the notes; and second, each qualified floating rate (including the qualified floating rate determined under the first step) is converted into a fixed rate substitute (which, in each case, will generally be the value of each qualified floating rate as of the Issue Date).
Subject to the following adjustments, the amount of QSI on your notes each year should be the amount of interest that would be payable during that year under the lowest fixed rate substitute determined for the notes’ equivalent fixed rate debt instrument. If the amount you receive in any calendar year is greater than the assumed payment under the fixed rate substitute for the applicable accrual period, the excess will be treated as additional QSI and will be taxable to you as ordinary income in accordance with your method of accounting for tax purposes. If the amount you receive in a calendar year is less than the assumed payment for the applicable accrual period, the difference will reduce the amount of QSI you are required to take into income.
In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your notes.
Sale, Exchange or Maturity of the Notes
Upon the disposition of a note by sale, exchange, maturity or other taxable disposition, a U.S. Holder should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the U.S. Holder’s cost of the note. Because the note is held as a “capital asset” as defined in Section 1221 of the Code, such gain or loss will generally constitute capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital loss realized on the taxable disposition of a note is subject to limitations.
Medicare Tax on Net Investment Income
U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. Holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets
Certain U.S. Holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. U.S. Holders are urged to consult their tax advisors as to the application of this reporting obligation to their ownership of the notes.
Backup Withholding and Information Reporting
Interest paid on, and the proceeds received from a sale, exchange, maturity or other taxable disposition of notes held by a U.S. Holder will be subject to information reporting unless the U.S. Holder is an “exempt recipient” and may also be subject to backup withholding if the holder fails to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.  Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Tax Treatment of Non-U.S. Holders
In general and subject to the discussion below, if you are a Non-U.S. Holder, you should generally not be subject to U.S. federal income or withholding tax with respect to payments on your notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain realized from the taxable disposition of a note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders.
A note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the U.S. includes only property situated in the U.S. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.
Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST
 We have appointed TDS, an affiliate of TD, as an agent for the sale of the notes. Pursuant to the terms of a distribution agreement, TDS will purchase the notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to BofAS. TDS will receive a commission of up to $4.50 (0.45%) per $1,000 principal amount of the notes and will allow a portion of that selling concession to BofAS in connection with the distribution of the notes. The Agents may purchase the notes for sale to certain fee-based advisory accounts and may forgo some or all of their selling concessions, fees or commissions with respect to such sales. The public offering price for investors purchasing the notes in these accounts may be as low as $997.50 (99.75%) per $1,000 principal amount of the notes. The total “Underwriting Discount” and “Proceeds to TD” to be specified on the cover hereof will reflect the aggregate of the underwriting discounts for the notes.
TDS is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
BofAS and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. BofAS has received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the selling agents and their affiliates may make or hold a broad array of investments and actively traded debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The selling agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such selling agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The selling agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
TDS or any of its affiliates may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. In addition, BofAS or any of its affiliates may also engage in secondary market transactions and market-making transactions in the notes. However, none of TDS, BofAS or any of our or their respective affiliates are obligated to engage in such secondary market transactions and/or market-making transactions. TDS, BofAS or any of our or their respective affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Prohibition of Sales to EEA and United Kingdom Retail Investors
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

ERISA CONSIDERATIONS
A fiduciary of a pension, profit-sharing or other employee benefit plan (each, an “employee benefit plan”) subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the employee benefit plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the employee benefit plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.
Section 406 of ERISA and Section 4975 of the Code prohibit (i) employee benefit plans which are subject to Title I of ERISA, (ii) “plans” defined in Section 4975 of the Code (including individual retirement accounts and “Keogh”)) which are subject to Section 4975 of the Code and (iii) entities whose underlying assets are considered to include “plan assets” of any employee benefit plan subject to Title I of ERISA or plan subject to Section 4975 of the Code (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as an “ERISA plan”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the ERISA plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and Section 4975 of the Code.
The acquisition, holding or, if applicable, exchange, of the notes by an ERISA plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the note is acquired and held pursuant to and in accordance with an applicable exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of a note. These exemptions include, without limitation:
•	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;
•	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;
•	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;
•	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and
•	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.
In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide statutory exemptive relief for certain arm’s length transactions with a person that is a party in interest solely by reason of providing services to ERISA plans or being related to such a service provider. Under these provisions, the purchase and sale of a note should not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, provided that neither the issuer of the note nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA plan involved in the transaction, and provided further that the ERISA plan pays no more and receives no less than “adequate consideration” in connection with the transaction. Each of the above-noted

exemptions contains conditions and limitations on its application. Fiduciaries of ERISA plans considering acquiring and/or holding a note in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied, and the notes should not be purchased or held by any person investing “plan assets” of any ERISA plan unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code.
Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (collectively referred to herein as “non-ERISA arrangements”) are not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other regulations, rules or laws (collectively, “similar laws”).
Accordingly, by acceptance of a note or any interest therein, each purchaser and holder of the notes or any interest therein will be deemed to have represented by its purchase and holding of the notes that either (1) it is not an ERISA plan and is not purchasing any notes or interest therein on behalf of or with “plan assets” of any ERISA plan or (2) the purchase and holding of the notes or any interest therein will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code. In addition, any purchaser or holder of the notes or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding of the notes that its purchase and holding will not violate any applicable similar law.
Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any ERISA plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.
Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of Title I of ERISA, Section 4975 of the Code or any applicable similar laws. The sale of the notes to any ERISA plan or non-ERISA arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.